SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHINA LIBERAL EDUCATION HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value per share

(Title of Class of Securities)

G2161Y109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G2161Y109 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Capital Market under the symbol “CLEU.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2161Y109

1	Name of Reporting Person Ever Alpha Global Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,057,942 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,057,942 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,057,942 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 32.49% (2)
12	Type of Reporting Person FI

_______________

(1)	Represents 2,057,942 ordinary shares indirectly held by Ngai Ngai Lam.

(2)	The beneficial ownership percentage is calculated based on 6,333,333 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

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CUSIP No. G2161Y109

1	Name of Reporting Person Ngai Ngai Lam
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,057,942 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,057,942 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,057,942 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 32.49% (2)
12	Type of Reporting Person IN

_____________

(1)	Represents 2,057,942 ordinary shares indirectly held by Ngai Ngai Lam through Ever Alpha Global Limited.

(2)	The beneficial ownership percentage is calculated based on 6,333,333 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

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CUSIP No. G2161Y109

ITEM 1.

(a)	Name of Issuer:

China Liberal Education Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

Room 1618 Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District. Beijing, People’s Republic of China 100190

ITEM 2.

(a)	Name of Person Filing:

(i)	Ever Alpha Global Limited

(ii)	Ngai Ngai Lam

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	Ever Alpha Global Limited

Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(ii)	Ngai Ngai Lam

Room 1618 Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District. Beijing, People’s Republic of China 100190

(c)	Citizenship:

(i)	Ever Alpha Global Limited

British Virgin Islands

(ii)	Ngai Ngai Lam

Hong Kong

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.001 per share

(e)	CUSIP Number: G2161Y109

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)
Ever Alpha Global Limited (2)	2,057,942	32.49%	0	2,057,942	0	2,057,942
Ngai Ngai Lam	2,057,942	32.49%	0	2,057,942	0	2,057,942

____________

(1)	Represents the number of ordinary shares indirectly held by Ngai Ngai Lam through Ever Alpha Global Limited as of the date of this filing.

(2)	Ever Alpha Global Limited is wholly owned and controlled by Ngai Ngai Lam.

(3)	The beneficial ownership percentage is calculated based on 6,333,333 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

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LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

Ever Alpha Global Limited

/s/ Ngai Ngai Lam
Name: Ngai Ngai Lam
Title: Sole Director

/s/ Ngai Ngai Lam
Name: Ngai Ngai Lam

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